

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2024

Ryan Frazier
Chief Executive Officer
Arrived Debt Fund, LLC
1700 Westlake Ave North, Suite 200
Seattle, WA 98109

> **Re: Arrived Debt Fund, LLC**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed February 22, 2024**
> **File No. 024-12390**

Dear Ryan Frazier:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February, 1 2024 letter.

Amendment No. 1 to Form 1-A

Plan of Distribution
Direct Share Purchase Component of the Plan, page 117

1. We acknowledge your response to prior comment 4. Please explain how your direct share purchase plan will comply with the requirements of Regulation A. In particular, we draw your attention to the requirements of Rule 251(d)(1)(iii) and (d)(2).

Please contact Pearlyne Paulemon at 202-551-8714 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger